BlackRock Funds II: BlackRock Global Dividend Income Portfolio

77D(g)
Policies with respect to security investments

On September 14, 2010, the Board of Directors of BlackRock
Funds II: Global Dividend Income Portfolio (the "Fund") approved the following change in the Fund's investment policies:

Effective November 1, 2010, the Fund's investment objective was changed as follows:

The investment objective of the BlackRock Global Dividend
Income Portfolio (the "Global Dividend Income Portfolio" or the "Fund") is to seek to provide a level of current income that exceeds the average yield on global stocks generally.

Effective November 1, 2010, the Fund's principal investment strategies were changed as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets in dividend-paying equity securities and at least 40% of its assets outside of the U.S. The Fund will primarily invest in common stock, preferred stock, securities convertible into common and preferred stock and non-convertible preferred stock. The Fund may invest in securities of non-U.S. issuers that can be U.S. dollar based or non-U.S. dollar based. The combination of equity securities will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends. The Fund may invest in shares of companies through initial public offerings ("IPOs") and "new issues."

The Fund may invest up to 20% of total assets in global fixed income securities, including corporate bonds, U.S. Government debt securities, non-U.S. Government and supranational debt securities, asset-backed securities, mortgage-backed securities, emerging market debt securities and non-investment grade debt securities (high yield or junk bonds). Investment in fixed income securities will be made on an opportunistic basis.

The Fund has no geographic limits in where it may invest and has no specific policy on the number of different countries in which it will invest. The Fund may invest in both developed and emerging markets. The Fund may emphasize foreign securities when Fund management expects these investments to outperform U.S. securities. The Fund may use derivatives, including options, futures, indexed securities, inverse securities, swaps and forward contracts both to seek to increase the return of the Fund or to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. The Fund may enter into currency transactions on a hedged or unhedged basis in order to seek total return.

Under normal circumstances, the Fund anticipates it will allocate a substantial amount (approximately 40% or more - unless market conditions are not deemed favorable by Fund management, in which case the Fund would invest at least 30%)
- of its total assets in securities, which may include securities (i) of foreign government issuers, (ii) of issuers organized or located outside the U.S., (iii) of issuers which primarily trade in a market located outside the U.S., (iv) of issuers doing a substantial amount of business outside the U.S., which the Fund considers to be companies that derive at least 50% of their revenue or profits from business outside the U.S. or have at least 50% of their sales or assets outside the U.S. The Fund will allocate its assets among various regions and countries, including the United States (but in no less than three different countries). For temporary defensive purposes the Fund may deviate very substantially from this allocation.

The Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. The Fund is a non-diversified portfolio under the Investment Company Act of 1940, as amended (the "Investment
Company Act").